UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
—————————
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
—————————
For the month of December 2012

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                  No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE

Veolia Environnement announces the success
of its partial buyback program in the Company’s
USD and Euro-denominated bonds

Paris, December 13, 2012._Veolia Environnement announces the partial buyback of its bonds for an aggregate amount of US$203 million in its US Dollar-denominated bonds maturing in 2015 and 2018, and €597 million in its Euro-denominated bonds maturing in 2016 and 2017.

These buyback transactions focused on:
-	a private placement within the EMTN program at 4.685%, maturing in 2015 for US$50 million
-	the 6% USD-denominated notes maturing in 2018 for US$153 million1
-	the EMTN bond issue at 4%, maturing in 2016 for €341 million
-	the EMTN bond issue at 4.375%, maturing in 2017 for €256 million.

These transactions form part of Veolia Environnement’s strategy to actively manage its debt and optimize its cost of financing by reducing the cost of carrying cash, following the divestitures made in 2012.

They have reduced bond maturities in 2015, 2016, 2017 and 2018 by the nominal equivalent of €750 million.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the worldwide reference in environmental solutions. With more than 330,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €29.6 billion* in 2011.
www.veolia.com
* Excluding VeoliaTransdev revenues currently under divestment

Important disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These factors and uncertainties in particular include risks related to customary provisions of divesture transactions and those described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Contacts

Analyst and institutional investor contact: Ronald Wasylec +33 1 71 75 12 23

US Investors contact Terri Anne Powers – Tel +1 312-552-2890

Press release also available on our web site: http://www.finance.veolia.com

__________________________________
1 Amount tendered by the bondholders at the end of the so-called “early bird” period. The offer will formally terminate on December 26, 2012.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 14, 2012

VEOLIA ENVIRONNEMENT By: /s/ Pierre-François Riolacci
Name: Pierre-François Riolacci Title: Chief Finance Officer